Exhibit 99.4

Set forth below are excerpts from the Settlement Agreement, dated October 26, 2022, by and between Perfect Moment UK Limited and Negin Yeganegy, relating to the Perfect Moment Ltd. Enterprise Management Incentive Share Option Agreement with Negin Yeganegy.

Appearing on or about page 1:

BETWEEN:

(1)	PERFECT MOMENT UK LIMITED whose registered office is at Larch House, Parklands Business Park, Denmead, Hampshire, United Kingdom, PO7 6XP (the “Company”); and

(2)	NEGIN YEGANEGY of [***] (the “Executive”).

WHEREAS:

(A)	The Executive is employed by the Company pursuant to a contract between the Executive and the Company dated 27 April 2020 as amended or varied from time to time (the “Contract of Employment”).

(B)	Following a mutual agreement reached between the parties, the Executive’s employment with the Company will terminate on 1 November 2022 (the “Termination Date”).

Appearing on or about page 2:

The Executive shall be entitled to retain the vested options over an aggregate 136,344 shares of Perfect Moment Ltd, (“Shares”) awarded to her under the Perfect Moment Ltd. 2021 Equity Incentive Plan (referred to as the “Share Option Plan”) pursuant to the Share Option Agreement which have vested at the Termination Date (the “Vested Options”). The terms of the Share Option Plan and Share Option Agreement, as applicable, relating to the exercise of vested options shall continue to apply to the Vested Options, save that the Company shall take any action necessary to ensure that the Vested Options remain exercisable by the Executive until 1 September 2026 after which they will lapse, to the extent unexercised.

Appearing on or about page 10:

“Share Option Agreement” means the Enterprise Management Incentive Share Option Agreement made between the Company and the Executive dated 24 August 2021;